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Exhibit (a)(1)(h)

[The Following Will Be Delivered by Electronic Mail]

[                  ], 2003

Confirmation of Receipt
for Employees who are Residents of the State of California,
Directors, and Executive Officers

        This message confirms that we have received your Letter of Transmittal relating to the offer by ZAMBA Corporation to exchange certain outstanding options held by you for new options to be issued under ZAMBA Corporation's 1993 Equity Incentive Plan, as amended.

        Pursuant to the Offer to Exchange and the Letter of Transmittal previously sent to you, you may withdraw the options that you have elected to exchange before the offer expires at 12:00 p.m., Central Time on [o], 2003, unless we extend such expiration date.

        Please note that this confirmation of receipt does not constitute a finding by ZAMBA of the validity, accuracy or completeness of your Letter of Transmittal or the tender of your options. We are not obligated to give you notice of any defects or irregularities in your tender of options, and we are not liable for failing to give you notice of any defects or irregularities. We may reject your tender of options if we determine that it is not in appropriate form or if we determine that it is unlawful to accept.

Sincerely,
Mike Carrel Executive Vice President and CFO

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  Exhibit (a)(1)(h)
Confirmation of Receipt for Employees who are Residents of the State of California, Directors, and Executive Officers